The Company You Keep®	New York Life Insurance Company 51 Madison Avenue New York, NY 10010 (212) 576-4958 E-Mail: trina_sandoval@newyorklife.com Trina Sandoval Associate General Counsel

March 6, 2018

VIA E-MAIL AND EDGAR

Frank A. Buda, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

NYLIAC Variable Annuity Separate Account-III, File Nos. 811-08904/333-219399
(New York Life Premier Variable Annuity – FP Series)

Dear Mr. Buda:

Thank you for your prompt review of the above-referenced filing. We are providing responses to the telephonic comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) that we received on February 21, 2018, in connection with the post-effective amendment to the above-referenced registration statement (the “Registration Statement”) filed on February 2, 2018 (the “Amendment”). For your convenience, each of those comments is set forth below, followed by our response to the comment.

1.	Staff Comment:

In the “Total Annual Portfolio Company Operating Expenses” table of the prospectus, update to the 2017 expenses.

Response: The post-effective amendment to the Registration Statement that we expect to file on or about April 10, 2018 will include the updated expenses.

2.	Staff Comment:

In the “Financial Statements” section of the prospectus, update to include the financial statements for the period ended 12/31/17.

Response: The post-effective amendment to the Registration Statement that we expect to file on or about April 10, 2018 will include the updated financial statements for the period ended 12/31/17.

3.	Staff Comment:

In the third paragraph of the “Asset Allocation Model” section of the prospectus, clarify that any future premium payments will continue to be allocated to the investment divisions corresponding with the previous model unless the policyowner directs otherwise.

Response: Comment complied with. The disclosure has been revised to clarify that future premium payments will continue to be allocated to the Investment Divisions corresponding with the previous Asset Allocation Model unless otherwise directed by the policyowner.

4.	Staff Comment:

In the third paragraph of the “Asset Allocation Models” section of the prospectus, disclose that if a policyowner allocates out of the asset allocation model that is no longer offered, they will not be able to reallocate back into that model or any other asset allocation model.

Response: The disclosure has not been revised as requested. Since the Asset Allocation Model program will be terminated as of May 1, 2018, the previously offered Asset Allocation Models will no longer be available for a policyowner to allocate out of or to reallocate back into.

5.	Staff Comment:

In the “Riders – (b) Investment Preservation Rider – FP Series (optional) (available on or after May 1, 2018) – Description of IPR (available before May 1, 2018)” section of the prospectus, please (i) include a description of the material terms of the old IPR rider and (ii) the dates it was offered.

Response: Comment complied with. (i) The disclosure has been revised to clarify that the old IPR rider was available from November 20, 2017 through April 30, 2018 (the “Old IPR Rider”) and (ii) to clarify the material difference between the IPR rider offered on and after May 1, 2018 (the “New IPR Rider”) and the Old IPR Rider.

6.	Staff Comment:

In the “Riders – (b) Investment Preservation Rider – FP Series (optional) (available on or after May 1, 2018) – Description of IPR (available before May 1, 2018)” section of the prospectus, please revise the disclosure to clarify that the change in the New IPR Rider Asset Allocation Categories will have no effect on the policyowners who elected the Old IPR Rider.

Response: Comment complied with. The New IPR Rider disclosure has been revised to clarify that only the Asset Allocation Categories set forth in Appendix 1 are available to those policyowners who elected such rider. In addition, the Old IPR Rider disclosure has been revised to clarify that only the Asset Allocation Categories set forth in Appendix 2 are available to those policyowners who elected such rider.

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We appreciate your review of our responses to your comments received on February 21, 2018. We intend to incorporate these revisions in the Registration Statement by means of a post-effective amendment filed pursuant to Rule 485(b) under the Securities Act of 1933, on or about April 10, 2018.

If you have any comments or questions, please feel free to contact me at (212) 576-4958.

Sincerely,

/s/ Trina Sandoval
Trina Sandoval
Associate General Counsel

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